

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2006

Via U.S. Mail and Fax (303-723-2299)
Mr. David J. Rayner
Chief Financial Officer
EchoStar Communications Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

> **RE:** **EchoStar Communications Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
>
> **Form 10-Q for the quarterly period ended March 31, 2006**
>
> **File No. 0-26176**

Dear Mr. Rayner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director